Exhibit 12.1

WINMARK CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended
	December 27, 2008	December 29, 2007	December 30, 2006	December 31, 2005	December 25, 2004
Fixed Charges
Interest expensed/capitalized	$3,186,763	$2,487,795	$955,747	$6,784	$—
Amortized premiums/discounts	—	—	—	—	—
Estimated rental expense interest	101,947	92,941	90,183	81,075	79,437
Subsidiaries security dividends	—	—	—	—	—

Total Fixed Charges	$3,288,710	$2,580,736	$1,045,930	$87,859	$79,437

Earnings Add:
Pretax income from operations (before equity investments)(1)	$7,010,625	$5,508,200	$5,500,100	$4,824,200	$7,065,300
Fixed charges	3,288,710	2,580,736	1,045,930	87,859	79,437
Amortization of capitalized interest	—	—	—	—	—
Distributed income of equity investees	—	—	—	—	—
Pretax losses of equity investees for guarantees included in fixed charges	—	—	—	—	—

Less:
Interest capitalized	—	—	—	—	—
Subsidiaries security dividends	—	—	—	—	—
Minority interest in pretax (income)/loss of subsidiaries without fixed charges	—	—	—	—	—
Total Earnings	$10,299,335	$8,088,936	$6,546,030	$4,912,059	$7,144,737

Ratio of Earnings to Fixed Charges	3.1	3.1	6.3	55.9	89.9

(1)  Excludes gain/(loss) from and impairment of equity investments.